
Mail Stop 3561

April 23, 2010

Richard Astrom
Chief Executive Officer
Milwaukee Iron Arena Football, Inc.
11415 NW 123 Lane
Reddick, Florida 32686

> **Re: Milwaukee Iron Arena Football, Inc.**
> **Revised Schedule 14C Information Statement**
> **Filed April 23, 2010**
> **File No. 000-27831**

Dear Mr. Astrom:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please respond within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to comment two of our letter dated April 8, 2010. We note that you intend to split only 10,049 out of the 30,281,982 shares of your outstanding common stock. Please provide a supplemental analysis explaining why you believe this stock split, if it were to occur, would be consistent with Subsection 1 of NRS 78.195. Include as much detail as necessary to provide an adequate response. We may have further comment.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Dana Brown at (202) 551-3859 if you have questions regarding these comments.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Laura Anthony
        Fax: (561) 514-0832